FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors or Persons Discharging Managerial Responsibility in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned persons arising from the purchase of Ordinary Shares at a price of 1752.133 pence per Ordinary Share on 11 July 2013 as a result of the reinvestment of dividends paid on Ordinary Shares held in the GlaxoSmithKline ShareReward Plan (the Plan).

Sir Andrew Witty	Acquisition of 23 Ordinary Shares
Mr S Dingemans	Acquisition of 5 Ordinary Shares
Mr S M Bicknell	Acquisition of 35 Ordinary Shares
Mr R G Connor	Acquisition of 30 Ordinary Shares
Mr S A Hussain	Acquisition of 6 Ordinary Shares
Mr D S Redfern	Acquisition of 35 Ordinary Shares
Ms C Thomas	Acquisition of 35 Ordinary Shares
Mr P C Thomson	Acquisition of 16 Ordinary Shares
Dr P J T Vallance	Acquisition of 17 Ordinary Shares
Ms E Walmsley	Acquisition of 1 Ordinary Share
Mrs V A Whyte	Acquisition of 22 Ordinary Shares

The Company and the above-mentioned persons were advised of this information on 12 July 2013.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

12 July 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 12,  2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc